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  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1999

                                                    REGISTRATION NO. 333-83839

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2
                                      TO
                                   FORM S-6

                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:

                             EQUITY INVESTOR FUND
                                CONCEPT SERIES
                              INTERNET PORTFOLIO
                         (FORMERLY CONCEPT SERIES 38)
                             DEFINED ASSET FUNDS

B. NAME OF DEPOSITORS:

              MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                          SALOMON SMITH BARNEY INC.
                           PAINEWEBBER INCORPORATED
                          DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,  PAINEWEBBER INCORPORATED DEAN WITTER REYNOLDS INC.
        FENNER &            1285 AVENUE OF THE         TWO WORLD TRADE
   SMITH INCORPORATED            AMERICAS            CENTER--59TH FLOOR
  UNIT INVESTMENT TRUST     NEW YORK, NY 10019       NEW YORK, NY 10048
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051
                         SALOMON SMITH BARNEY INC.
                               388 GREENWICH
                            STREET--23RD FLOOR
                            NEW YORK, NY 10013

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.       ROBERT E. HOLLEY        DOUGLAS LOWE, ESQ.
      P.O. BOX 9051          1200 HARBOR BLVD.    DEAN WITTER REYNOLDS INC.
PRINCETON, NJ 08543-9051    WEEHAWKEN, NJ 07087        TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048

                             MICHAEL KOCHMANN
                             388 GREENWICH ST.
                            NEW YORK, NY 10013

                                COPIES TO:
                          PIERRE DE SAINT PHALLE,
                                   ESQ.
                           450 LEXINGTON AVENUE
                            NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:

 An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

As soon as practicable after the effective date of the registration statement.

R Check box if it is proposed that this Registration Statement will become effective upon filing on September 2, 1999, pursuant to Rule 487.


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                                       DEFINED ASSET FUNDSSM

                              EQUITY INVESTOR FUND
                              CONCEPT SERIES
                              INTERNET PORTFOLIO
                              (A UNIT INVESTMENT TRUST)
                                 CAPITAL APPRECIATION
                                 PROFESSIONAL SELECTION
                                 DIVERSIFICATION WITHIN THE INTERNET INDUSTRY
                                 REINVESTMENT OPTION
                                 OPPORTUNITY TO PARTICIPATE IN THE DYNAMIC
                                   INTERNET INDUSTRY

SPONSORS:
Merrill Lynch,                 The Securities and Exchange Commission has not
Pierce, Fenner & Smith         approved or disapproved these Securities or
Incorporated                   passed upon the adequacy of this prospectus. Any
Salomon Smith Barney Inc.      representation to the contrary is a criminal
PaineWebber Incorporated       offense.
Dean Witter Reynolds Inc.      Prospectus dated September 2, 1999.

Defined Asset FundsSM
Defined Asset FundsSM is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, equity portfolios and international bond and equity portfolios.

Defined Asset Funds offer a number of advantages:
    A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
    Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
 Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
 Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
 Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

CONTENTS
                                                                PAGE
Risk/Return Summary.....................................           3
What You Can Expect From Your Investment................           6
   Income...............................................           6
   Records and Reports..................................           6
The Risks You Face......................................           6
   Concentration Risk...................................           6
   Litigation Risks.....................................           7
Selling or Exchanging Units.............................           7
   Sponsors' Secondary Market...........................           7
   Selling Units to the Trustee.........................           7
   Rollover/Exchange Option.............................           8
How The Fund Works......................................           8
   Pricing..............................................           8
   Evaluations..........................................           9
   Income...............................................           9
   Expenses.............................................           9
   Portfolio Changes....................................          10
   Portfolio Termination................................          10
   No Certificates......................................          10
   Trust Indenture......................................          11
   Legal Opinion........................................          11
   Auditors.............................................          11
   Sponsors.............................................          12
   Trustee..............................................          12
   Underwriters' and Sponsors' Profits..................          12
   Public Distribution..................................          12
   Code of Ethics.......................................          13
   Year 2000 Issues.....................................          13
   Advertising and Sales Literature.....................          13
Taxes...................................................          13
Supplemental Information................................          14
Statement of Condition..................................          15

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RISK/RETURN SUMMARY

       1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
           The Portfolio seeks capital appreciation by investing in a fixed portfolio of 31 common stocks in the Internet Sector. You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of income and principal distributions, if any.

       2.  WHAT IS THE PORTFOLIO'S INVESTMENT STRATEGY?
           The Portfolio contains 31 stocks in the Internet sector. The stocks were selected by analysts from the Defined Funds Research Group because it is believed that they will benefit from the dynamic Internet industry.

           The Portfolio will consist of four groups within the Internet sector. These groups include service providers, e-commerce, equipment/networks and software. All of the companies in the Portfolio are related to the Internet and are among the leaders in the industry.
           We believe the companies selected help drive the Internet.
                They are among the companies that provide the computer and its peripheral components, the software, the semicondutor chips, the telecommunications equipment and the networking devices without which the Internet would not exist.
           All of the companies in the Portfolio are expected to experience substantial growth related to Internet activities. Each company reported earnings in 1998 and is expected to experience strong continued earnings growth.
           Market capitalization of the Portfolio stocks presently ranges from $350 million to over $100 billion.


           The stocks will be held in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and apply a similar Strategy to select a new portfolio, if available.
       3.  WHAT INDUSTRIES ARE REPRESENTED IN THE PORTFOLIO?

           Based upon the principal business of each issuer and current market values, the Portfolio represents the following sectors of the Internet industry:

                                                  APPROXIMATE
                                                   PORTFOLIO
                                                  PERCENTAGE

           Computer Software                           18%
           Applications Software                        17
           Internet Software                             11
           Internet Content                              10
           Computer Data Security                      8
           Electronic Components/Semiconductors    7
           Retail-Internet                                 6
           Networking Products                          5
           Telecommunication Equipment              5
           Telephone-Long Distance                    4
           Travel Services                                4
           Computer Services                            3
           Computers-Memory Devices                 1
           Computers-Micro                             1


       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:
           Stock prices can be volatile generally, and Internet stock prices can be extremely volatile.
           Share prices may decline during the life of the Portfolio. Because the Portfolio is concentrated in the Internet industry, adverse developments in this industry may affect the value of your units. See Concentration Risk.
           The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed.
           The Portfolio does not reflect any investment recommendations of the Sponsors, and any one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

       5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
           Yes, if you want capital appreciation and are willing to invest a portion of your equity portfolio in the Internet industry. You will benefit from a professionally selected and supervised portfolio.
           The Portfolio is not appropriate for you if you are not comfortable with the Portfolio or are unwilling to take the increased risk involved with an aggressive growth equity investment. It may not be appropriate for you if you are seeking preservation of capital or current income.

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RISK/RETURN SUMMARY (Continued)


       6.  WHAT ARE THE PORTFOLIO'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

           ESTIMATED ANNUAL OPERATING
           EXPENSES
                                             AS A % OF     AMOUNT
                                                NET        PER 1,000
                                               ASSETS      UNITS
                                                .091%   $    0.90
           Trustee's Fee
                                                .071%   $    0.70
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                                .062%   $    0.62
           Other Operating Expenses
                                                .224%   $    2.22
           TOTAL

           ORGANIZATION COSTS per 1,000 units          $    2.81
           (deducted from Portfolio assets at
           the close of the initial offering
           period)

           The Sponsors historically paid updating expenses.

           INVESTOR FEES
                                                               2.75%
           Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)

           You will pay an up-front sales fee of approximately 1.00%. In addition, ten deferred sales charges of $1.75 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value on January 15, 2000, February 1, 2000, February 15, 2000, March 1, 2000, and thereafter on the first day of each month through September 1, 2000.

           The maximum sales fees are as follows:

                                                  YOUR MAXIMUM
                                                     SALES FEE
                      IF YOU INVEST:                  WILL BE:
           Less than $50,000                              2.75%
           $ 50,000 to $99,999                            2.50%
           $100,000 to $249,999                           2.00%
           $250,000 to $999,999                           1.75%
           $1,000,000 or more                             1.00%

           EXAMPLE
           This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

             1 Year      3 Years      5 Years      10 Years
              $328        $804        $1,306        $2,685

       7.  IS THE PORTFOLIO MANAGED?
           Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the Portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so.
       8.  HOW DO I BUY UNITS?
           You can buy units from the Sponsors and other broker-dealers. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply. Employees of the Sponsors and Sponsor affiliates and non-employee directors of the Sponsors may purchase Units at a reduced sales charge.
           The minimum investment is $250.
           UNIT PRICE PER 1,000 UNITS            $999.93
           (as of September 1, 1999)
           Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown above, to which no sales fee has been applied.
           The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.

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       9.  HOW DO I SELL UNITS?
           You may sell your units at any time to the Sponsors or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.
      10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           Any distributions of dividend income will be made when the Portfolio terminates. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio. Foreign investors' shares of dividends will generally be subject to withholding taxes.
      11.  WHAT OTHER SERVICES ARE AVAILABLE?
           REINVESTMENT OF PRINCIPAL
           If a distribution of any principal is made during the year, you may choose to reinvest it into additional units of the Portfolio.
           EXCHANGE PRIVILEGES
           You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

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WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any income it has received at termination. Your income may vary because of:
    changes in the Portfolio because of additional securities purchases or sales;
    a change in the Portfolio's expenses; and the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
 a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
 annual reports on Portfolio activity; and annual tax information. This will also be sent to the IRS. You must report the amount of income received during the year. Please contact your tax advisor in this regard.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry or country make up 25% or more of the Portfolio, it is said to be 'concentrated' in that industry, which makes the Portfolio less diversified.

Here is what you should know about the Portfolio's concentration in Internet stocks:

Internet stocks tend to be relatively volatile as compared to other types of investments. These kinds of companies:
    are rapidly developing and highly competitive, both domestically and internationally;
    may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel; and
    may be adversely affected by
     -- worldwide scientific and technological developments (and resulting product obsolescence);
    -- the need for a continued substantial investment in research and development;
    -- increased government regulaton;
    -- the failure of their computer systems or the systems of third parties to achieve Year 2000 compliance.

Internet companies often experience intense competition from large established companies and potential competition from small start up companies.

Internet companies are dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.

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LITIGATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
    adding the value of the Portfolio securities, cash and any other Portfolio assets;
    subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
    dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

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If you sell units with a value of at least $500,000, you may choose to receive your distribution 'in kind.' If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.

There could be a delay in paying you for your units:
    if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
    if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
    for any other period permitted by SEC order.


ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Internet Portfolio if one is available.

If you hold your units with any of the Sponsors and notify your financial adviser by October 3, 2000, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Internet Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution after the Portfolio terminates.

The Portfolio will terminate by October 31, 2000.


If you continue to hold your units, you may exchange units of this Portfolio anytime before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
    cost of initial preparation of legal documents;
    federal and state registration fees;
    initial fees and expenses of the Trustee;
    initial audit; and
    legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a charge of $1.75 per 1,000 units ($17.50 annually) and is accrued in ten installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.


It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME
 The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
 Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

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    for extraordinary services and costs of indemnifying the Trustee and the
     Sponsor;
    costs of actions taken to protect the Portfolio and other legal fees and expenses;
    expenses for keeping the Portfolio's registration statement current; and Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70c per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer units for sale that we acquire in the secondary market after reviewing:
    diversity of the Portfolio;
    size of the Portfolio relative to its original size;
    ratio of Portfolio expenses to income; and cost of maintaining a current prospectus.

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. We will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company.

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TRUST INDENTURE

The Portfolio is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
    to cure ambiguities;
    to correct or supplement any defective or inconsistent provision;
    to make any amendment required by any governmental agency; or to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).
Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
    it fails to perform its duties;
    it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
    remove it and appoint a replacement Sponsor;
    liquidate the Portfolio; or
    continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.


If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
    remove it and appoint a replacement Sponsor;
    liquidate the Portfolio; or
    continue to act as Trustee without a Sponsor.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.


LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

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SPONSORS

The Sponsors are:
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051


SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013


PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Chase Manhattan Bank, Unit Trust Department, 4 New York Plaza--6th Floor, New York, NY 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriter receives sales charges when they sell units. The Sponsors also realize a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.


A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

During the initial offering period, the Sponsors may realize profits or sustain losses on units it holds due to fluctuations in the price per unit. The Sponsors experienced a loss of $35.00 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed.

                                          DEALER CONCESSION AS
                                           A % OF PUBLIC
                 AMOUNT PURCHASED         OFFERING PRICE
           Less than $50,000                        2.00%
           $50,000 to $99,999                       1.80%
           $100,000 to $249,999                     1.45%
           $250,000 to $999,999                     1.25%
           $1,000,000 and over                      0.50%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolio. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Portfolio, but we cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES LITERATURE

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

TAXES

The following summarizes the material income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio intends to qualify for special tax treatment as a regulated investment company so that it will not be subject to federal income tax on the portion of its taxable income that it distributes to investors in a timely manner.

DISTRIBUTIONS

Distributions to you of the Portfolio's dividend income and of the Portfolio's gains from Securities it has held for one year or less will generally be taxed to you as ordinary income, to the extent of the Portfolio's taxable income not attributable to the Portfolio's net capital gain. Distributions to you in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce your basis in your Units. To the extent such distributions exceed your basis, they will be treated as gain from the sale of your Units.

Distributions to you that are treated as ordinary income will constitute dividends for federal income tax purposes but will not be eligible for the dividends-received deduction for corporations. You should consult your tax adviser in this regard.

Distributions to you of the Portfolio's net capital gain will generally be taxable to you as long-term capital gain, regardless of how long you have held your Units.

GAIN OR LOSS UPON DISPOSITION

You will generally recognize capital gain or loss when you dispose of your Units. If you receive Securities upon redemption of your Units (including pursuant to the rollover option), you will generally recognize capital gain or loss equal to the difference between your basis in your Units and the fair market value of the Securities received in redemption.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss that you recognize upon disposition of your Units will be long-term if you have held your Units for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR BASIS IN THE SECURITIES

Your aggregate basis in the Units will generally be equal to the cost of your Units, including the initial sales charge. You should not increase your basis in your Units by deferred sales charges or organizational expenses.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on distributions. Because foreign-source income of the type received by the Portfolio would generally not be subject to withholding if received directly by you, an investment in the Portfolio is likely to be inappropriate for you. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.


RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ('IRAs') or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                              Defined Portfolio

Equity Investor Fund
Concept Series Internet Portfolio
Defined Asset Funds


                                                                           PRICE
                                        TICKER         PERCENTAGE        PER SHARE           COST
NAME OF ISSUER                          SYMBOL      OF PORTFOLIO (1)    TO PORTFOLIO   TO PORTFOLIO (2)
 1. 3Com Corporation                      COMS                0.57%     $     24.75000   $      2,475.00
2. Adobe Systems, Inc.*                  ADBE                4.28            98.37500         18,691.25
3. America Online, Inc.                   AOL                6.24            90.87500         27,262.50
4. Broadcom Corporation (Class A)        BRCM                2.94           128.50000         12,850.00
5. BroadVision, Inc.                     BVSN                3.72           101.50000         16,240.00
6. Check Point Software
   Tecnhologies, Ltd.                    CHKP                3.66            80.00000         16,000.00
7. Cisco Systems, Inc.                   CSCO                1.58            68.93750          6,893.75
8. Dell Computer Corporation             DELL                1.09            47.87500          4,787.50
9. eBay, Inc.                            EBAY                5.58           121.93750         24,387.50
10. EMC Corporation                       EMC                1.40            61.37500          6,137.50
11. I2 Technologies, Inc.                ITWO                5.81            31.71875         25,375.00
12. Intel Corporation*                   INTC                1.91            83.43750          8,343.75
13. Lucent Technologies, Inc.*            LU                 1.47            64.06250          6,406.25
14. Macromedia, Inc.                     MACR                4.88            42.68750         21,343.75
15. MCI Worldcom, Inc.                   WCOM                3.48            76.00000         15,200.00
16. Mercury Interactive Corporation      MERQ                4.68            51.12500         20,450.00
17. Microsoft Corporation                MSFT                2.11            92.37500          9,237.50
18. MindSpring Enterprises, Inc.         MSPG                5.17            28.25000         22,600.00
19. Network Appliance, Inc.              NTAP                2.95            64.56250         12,912.50
20. Network Solutions, Inc.              NSOL                3.99            58.12500         17,437.50
21. Nokia Corporation*                    NOK                1.88            82.25000          8,225.00
22. Oracle Corporation                   ORCL                0.86            37.68750          3,768.75
23. Pegasus Systems, Inc.                PEGS                4.34            34.50000         18,975.00
24. Rational Software Corporation        RATL                3.91            28.50000         17,100.00
25. Security Dynamics Technologies,
    Inc.                                 SDTI                3.94            24.62500         17,237.50
26. Siebel Systems, Inc.                 SEBL                3.82            69.50000         16,680.00
27. Sykes Enterprises, Inc.              SYKE                3.22            23.43750         14,062.50
28. Tellabs, Inc.                        TLAB                1.36            59.25000          5,925.00
29. Texas Instruments, Inc.*              TXN                1.87            81.56250          8,156.25
30. Transaction Systems Architects,
    Inc. (Class A)                       TSAI                1.39            30.37500          6,075.00
31. Yahoo! Inc.                          YHOO                5.90           143.31250         25,796.25
                                                           -------                          ------------
                                                           100.00%                      $    437,032.50


(1) Based on Cost to Portfolio.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on September 1, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.
  The issuer is a foreign corporation; dividends, if any, will be subject to withholding taxes.
 * Only these stocks currently pay dividends. The current annual dividends per share for the Securities numbered 2, 12, 13, 21, and 29 are $0.20, $0.12, $0.08, $0.52, and $0.17, respectively, based on the latest quarterly, semi-annual or annual declaration. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to these dividends.
The securities were acquired on September 1, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. Each Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Each Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.


                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

                      REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Concept Series, Internet Portfolio, Defined Asset Funds (the 'Portfolio'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of September 2, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of September 2, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
September 2, 1999

                STATEMENT OF CONDITION AS OF SEPTEMBER 2, 1999

TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$         437,032.50
           Total.........................................$         437,032.50
LIABILITY AND INTEREST OF HOLDERS
     Reimbursement   of    Sponsors   for    organization
       expenses(2).......................................$           1,240.46
     Subtotal                                                        1,240.46
Interest  of  Holders  of  441,446  Units  of  fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$         441,415.10
  Gross   underwriting   commissions   and   organization
    expenses(5)(2).......................................           (5,623.06)
     Subtotal                                                      435,792.04
           Total.........................................$         437,032.50

          (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on September 1, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $437,067.50 and deposited with the Trustee. The amount of the letter of credit includes $437,032.50 for the purchase of securities.
          (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.81 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.
          (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.93 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.
          (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on September 1, 1999.
          (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.75 per 1,000 Units is payable on January 15, 2000, February 1, 2000, February 15, 2000, March 1, 2000 and thereafter on the 1st day of each month through September 1, 2000. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

                             Defined
                             Asset FundsSM

HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         CONCEPT SERIES
recent free Information                  INTERNET PORTFOLIO
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,
by calling:                              This Prospectus does not contain
The Chase Manhattan Bank                 complete information about the
1-800-323-1508                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                          Securities Act of 1933 (file no.
                                         333-83839) and
                                          Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.

                                                 100194RR--9/99

                                   PART II
            ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated........ 8-7221
Salomon Smith Barney Inc. ................................ 8-8177
PaineWebber Incorporated.................................. 8-16267
Dean Witter Reynolds Inc. ................................ 8-14172


     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


Merrill Lynch, Pierce, Fenner & Smith Incorporated........ 13-5674085
Salomon Smith Barney Inc. ................................ 13-1912900
PaineWebber Incorporated.................................. 13-2638166
Dean Witter Reynolds Inc. ................................ 94-0899825
The Chase Manhattan Bank, Trustee......................... 13-4994650


                                 UNDERTAKING
The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                        SERIES OF EQUITY INVESTOR FUND
       DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
Equity Investor Fund, Select S&P Industrial Portfolio--1998
Series H....................................................           33-64577


                      CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The   Cross-Reference   Sheet   (incorporated   by   reference   to   the
Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


1.1            --Form of Trust Indenture  (incorporated by reference to  Exhibit
                 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
1.1.1          --Form of  Standard  Terms  and  Conditions  of  Trust  Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master  Agreement Among  Underwriters (incorporated  by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1            --Opinion  of counsel as to the  legality of the securities being issued including their consent to the use of their names under the heading 'How The Fund Works--Legal Opinion' in the Prospec-tus.
5.1            --Consent of independent accountants.
9.1            --Information  Supplement (incorporated  by reference  to Exhibit
                 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 33-00593).

                                  SIGNATURES


     The registrant hereby identifies the series number of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF SEPTEMBER 1999.

               SIGNATURES APPEAR ON PAGE R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

              MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                  DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      By J. DAVID MEGLEN
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                          SALOMON SMITH BARNEY INC.
                                  DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:        have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              333-63417 and
                                                              333-63033

      MICHAEL A. CARPENTER
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                                     R-4
      PAGE 5

                           PAINEWEBBER INCORPORATED
                                  DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                          DEAN WITTER REYNOLDS INC.
                                  DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039 and 333-47553

      RICHARD M. DeMARTINI
      RAYMOND J. DROP
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)

                                     R-6